FOR IMMEDIATE RELEASE
December 3, 2010
LJ INTERNATIONAL REAFFIRMS Q4 GUIDANCE AND FY2010 GUIDANCE
•	Revenues for ENZO to total approximately $23.5 million, up 40% from a year earlier

•	Net income in Q4 2010 expected to be approximately $3.8 million, or $0.13 per fully diluted share, up 44% on a per-share basis from a year earlier

•	For all of 2010, projected Q4 2010 results bring total revenues to just under $138 million
HONG KONG, December 3, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) today announced the Company’s reiteration of fourth quarter guidance for the fiscal year ending December 31, 2010. As announced on November 9, 2010 at the release of LJI’s third quarter 2010 financial results, the Company expects revenues to total approximately $42.5 million in the fourth quarter, up 8% from a year earlier, and just under $138 million for fiscal 2010. LJI expects net income in the fourth quarter of 2010 to total approximately $3.8 million, or $0.13 per fully diluted share, up 44% on a per-share basis from a year earlier.
For the year 2010, projected fourth quarter results would bring total revenues to just under $138 million, with net income from operations (excluding the gain from the sale of investment property in the third quarter of 2010) totaling approximately $11 million, or $0.41 per fully diluted share. This figure is an increase from the net income of $3.7 million, or $0.15 per fully diluted share, in 2009.
“LJI’s financial results for the year to date are on track with the Company’s plans,” stated LJI’s Chairman and CEO, Yu Chuan Yih. “We are affirming guidance for earnings from operations for 2010 as we continue to roll out our execution strategy for ENZO retail stores. We anticipate that by the end of the fourth quarter 2010, LJI could reach up to 135 ENZO stores across China. On the wholesale side, as mentioned during our third quarter 2010 earnings call, consistent sales figures over the past few quarters indicate a stabilization in the global consumer sector. Furthermore, LJI’s wholesale division maintains its ‘blue chip’ customer base and is proud to have continued all wholesales relationships throughout recent economic times. As 2010 comes to a close, we would like to thank our shareholders, employees, and customers for their continued confidence and support as we grew our ENZO business and laid the foundation for future growth. We feel 2011 will be a year of continued prosperity.”
LJI today also issued a statement in response to the recent volatility in the price of its common shares: “Although the Company does not comment on market rumors as a general policy, the

Company is not aware of any adverse conditions or events involving the Company or any of its subsidiaries, its management or its operations which may have contributed to the recent stock trading and share price decline of our common stock.”
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cooperglobalcommunications,com
www.ljintl.com	rcooper@cooperglobalcommunications.com